UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Anchorage Gateway
Anchorage Quay
Salford M50 3XE England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

LUXFER HOLDINGS PLC

SALFORD, England— August 12, 2013 — Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and six-month periods ended June 30, 2013.

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2013

The results are summarized as follows:
	Three-month periods ended June 30,		Six-month periods ended June 30,
	2013	2012	2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
Net revenue (excluding surcharge below) Rare earth chemical surcharge Revenue	$120.4m $2.6m $123.0m	$115.1m $10.6m $125.7m	$239.6m $5.8m $245.4m	$236.2m $30.9m $267.1m
Trading profit Trading margin Operating profit	$15.3m 12.4% $15.1m	$17.9m 14.2% $17.9m	$30.2m 12.3% $29.6m	$36.1m 13.5% $36.1m
Net income Earnings per £1 ord. share – Basic (1)	$8.6m $0.64	$10.2m $1.03	$16.9m $1.26	$20.6m $2.08
Adjusted net income (2) Adjusted earnings per £1 ord. share – Basic Adjusted earnings per ADS – Basic (3)	$10.0m $0.75 $0.37	$10.9m $1.10 N/a	$19.4m $1.45 $0.72	$22.0m $2.23 N/a
Adjusted EBITDA (4) Adjusted EBITDA margin	$19.8m 16.1%	$21.4m 17.0%	$38.5m 15.7%	$43.3m 16.2%
Net cash inflow from operating activities	$6.9m	$35.3m	$16.5m	$44.9m
Net Debt (Total debt less cash)	$26.6m	$75.0m	$26.6m	$75.0m
Total Equity – book value (Net Assets £1 ordinary shares outstanding LXFR – ADS equivalent outstanding (5)	$164.5m 13.4m 26.8m	$81.2m 9.9m 19.8m	$164.5m 13.4m 26.8m	$81.2m 9.9m 19.8m

(1)
Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. The IPO of October 3, 2012, resulted in 3.5 million new ordinary shares being issued.

(2)
Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (being IPO costs, restructuring and rationalization costs, share-based compensation and acquisition and disposal charges or credits). A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

(3)
Each ADS represents one-half of an ordinary share and are listed on the NYSE under the ticker LXFR. Stock prices quoted for LXFR on the NYSE are per ADS and not ordinary share. Earnings per ADS has only been disclosed for Q2 2013, as there was no ADR facility in Q2 2012. The first day of trading was October 3, 2012.

(4)
Adjusted EBITDA consists of profit for the period before tax expense, interest items, restructuring and other income (expense) items, share based compensation, acquisition and disposal charges or credits and depreciation and amortization. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

(5)	Assumes all £1 ordinary shares are converted into 2 ADSs.

CONTACTS
Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375 ; email: dan.stracner@luxfer.net.

1

COMMENTARY FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2013

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

BUSINESS REVIEW

Second-Quarter Results

Luxfer Group revenue for the second quarter of 2013 was $123.0m and, excluding rare earth chemical surcharges of $2.6m, net revenue was $120.4m, an increase of $6.3m over Q2 2012 at constant translation exchange rates, with a negative translation impact of $1.0m. Gas Cylinders Division revenue in the alternative fuel (AF) sector increased significantly in the second quarter of 2013 compared to the equivalent period in 2012 due to ongoing growth in demand and beneficial use of additional capacity from the acquisition of the Dynetek plants in September 2012. Additionally, demand for composite life-support cylinders continued to grow in the United States. Our Superform business also had a strong second quarter compared to last year. In our Elektron Division, revenues from high-performance aerospace alloys were higher in Q2 2013 than in Q2 2012. However, industrial sales were generally more subdued than expected because of overall weakness in European markets, especially automotive.  As we had feared, there was also much weaker demand for magnesium powders used in counter-measure flares for U.S. military aircraft. Although the growth in Gas Cylinders Divisional revenue offset the reduction in Elektron Division revenue, Elektron’s operating margins are higher, so the sales mix switch caused a decline in trading profit. Lower rare earth costs resulted in a reduced rare earth surcharge: down to $2.6m in Q2 2013 from $10.6m in Q2 2012, which reduced Group Q2 2013 revenue to $123.0m from $125.7m in Q2 2012.

Trading profit was $15.3m for the second quarter of 2013 (Q2 2012 IAS 19 restated: $17.9m). The Gas Cylinders Division Q2 2013 operating profit margin of 7.4% was up compared to 5.8% in Q2 2012. However, Elektron Division’s 18.0% operating profit margin was lower than in Q2 2012 (21.3%) due to a weaker sales mix, and lower capacity utilization putting pressure on the operating margin. Group operating profit was $15.1m in Q2 2013 (Q2 2012 IAS 19 restated: $17.9m) after deduction of non-recurring trading items. Post-IPO matters, such as implementing measures to comply with the U.S. Sarbanes-Oxley Act and the cost of share awards, resulted in approximately $2.0m of additional 2013 costs that were not there at the same point in 2012.

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,
(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,
(iii) statements of future economic performance and
(iv) statements of assumptions underlying such statements.  Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive.  These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on form 20-F dated March 29, 2013 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events.  Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

2

Divisional Analysis of Revenue and Trading Profit

	SECOND QUARTER 2013			SECOND QUARTER 2012
				Restated under IAS 19 Revised
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	64.8	58.2	123.0	57.0	68.7	125.7
Net revenue (excluding RE surcharge)	64.8	55.6	120.4	57.0	58.1	115.1
Trading profit	4.8	10.5	15.3	3.3	14.6	17.9
Return on Sales %	7.4%	18.0%	12.4%	5.8%	21.3%	14.2%

Gas Cylinders

Gas Cylinders Division revenue of $64.8m in Q2 2013 was $7.8m higher than in Q2 2012. Underlying revenue increased by $8.1m or 14.3%, offset in part by FX translation differences of $0.3m. We generated year-on-year sales growth both in composite alternative fuel (AF) cylinders for containment of compressed natural gas (CNG) and composite life-support cylinders used in self-contained breathing apparatus (SCBA). Sales of large composite AF cylinders and systems were $12.0m in the quarter. In other gas containment sectors, such as industrial gases, CO2 for beverages and fire extinguishers, European cylinder markets were rather weaker than last year, while in general North American cylinder markets continue to show recovery.

Trading profit for the second quarter of 2013 was $4.8m, an increase of $1.5m or 45.5% over the $3.3m trading profit for the second quarter of 2012. We continued to make good progress on integrating the ex-Dynetek plants into the division, and the operation is now profitable. Compared to Q2 2012, we absorbed an additional negative $0.2m from less favorable exchange rates on import/export prices in Q2 2013.

The division incurred $0.1m of restructuring and rationalization costs related to Dynetek integration and other cost-saving measures; these costs are included in “Restructuring and other income (expense)”.

Elektron

Elektron Division’s revenue was $58.2m for Q2 2013, a decrease of $10.5m from Q2 2012. The continuing drop in rare earth costs allowed us to reduce rare earth surcharges to customers by $8.0m in Q2 2013 compared to the equivalent period last year. Q2 2013 net revenue, excluding the surcharge, was down $2.5m to $55.6m compared to Q2 2012. Adjusting prior year revenue for a negative $0.7m movement on FX translation rates, underlying revenue was down $1.8m or 2.6%. As previously reported, two key markets, European automotive and U.S. defense, were weak, and we also experienced weaker-than-expected demand across most European industrial markets. Sales of Elektron high-performance alloys, however, were strong, mainly because of higher North American demand in aerospace and high-end engineering applications.  We also won market share and additional volume in the European magnesium recycling market, with revenues and tonnages up substantially from Q2 2012, though this is a lower margin activity, focused on lower graded alloys.

Elektron’s trading profit of $10.5m in Q2 2013 was $4.1m lower than in Q2 2012, which mainly related to lower sales volumes in higher margin product lines and therefore a weaker sales mix  when compared to 2012. Less favorable FX transaction rates on imports and exports also had a $0.4m negative impact in the quarter compared to the equivalent period in 2012.

Operating Profit to Net Income for the Period

Operating profit was $15.1m in Q2 2013 compared to $17.9m in Q2 2012. In addition to $0.1m in restructuring and rationalization costs outlined above in Gas Cylinders, operating profit in Q2 2013 included a $0.1m charge under IFRS 2 related to share options granted at the time of the IPO, where the cost is spread over the vesting period. There were no charges in respect of restructuring and other income or expense in the second quarter of 2012.

The net interest charge was lower at $1.4m (Q2 2012: $1.9m) for Q2 2013, a result of reduced borrowing levels.

3

As previously reported, a change to IAS 19, Employee Benefits Revised, requires us to charge in addition to normal current-year service costs, scheme paid administration costs to operating profit and to make a notional (non-cash) finance charge, in respect of the level of accounting pension deficit and based upon corporate bond yields, to finance costs. In the second quarter of 2012, operating profit and EBITDA were impacted by a charge of $0.1m (allocated to Gas Cylinders Division), while profit before taxation and net income were impacted by charges of $1.0m and $0.7m, respectively. Results for Q2 2012 have been restated to reflect these changes and make the prior-year figures comparable to the current year (see Note 6 of the attached financial statements for a summary of the H1 2012 restatement). These charges are non-cash changes to the accounting presentation and do not affect pension deficit calculations, as the additional charges are cancelled out by corresponding positive credits in equity reserves, resulting in no change in total Group assets.

Profit on operations before tax was $12.8m for Q2 2013 (Q2 2012 IAS 19 restated: $15.0m). Tax expense was $4.2m (Q2 2012 IAS 19 restated: $4.8m), and the effective tax rate was 32.8%, compared to a Q2 2012 effective rate of 32%. The increase in the effective tax rate can be attributed to a higher proportion of 2013 profits originating in U.S. entities, where the aggregate tax rate is much higher than in the U.K.

Net Income in the period was $8.6m (2012 IAS 19 restated: $10.2m). Adjusting for non-trading items (IPO costs, restructuring and rationalization costs, share-based compensation and non-trading pension charges or credits), adjusted net income in Q2 2013 was $10.0m (Q2 2012 IAS 19 restated: $10.9m).

Earnings per £1 ordinary share for Q2 2013 unadjusted was $0.64. Using Adjusted Net Income, earnings per £1 ordinary share was $0.75, and the ADS equivalent was $0.37 for Q2 2013.

Cash Flow and Net Debt

The Group achieved a $6.9m net cash inflow from operating activities in Q2 2013 compared to the inflow of $35.3m in Q2 2012. There was a cash outflow from higher working capital of $3.5m in Q2 2013 compared to an inflow of $19.3m due to reduced working capital in Q2 2012. The reduction in working capital in Q2 2012 relates to the dramatic fall in rare earth raw material costs in that period and the associated sales surcharges in receivables. Purchases of property, plant and equipment resulted in a cash outflow of $4.0m in Q2 2013 (Q2 2012: $2.7m). While this figure is low relative to our full year guidance of ca. $30m of capital investment, we will increase the rate of expenditure in the second half, with an investment of $7m (spread over the next nine months) in composite cylinder capacity recently approved by the Board in addition to the $3.5m announced previously. Q2 2012 included a $0.2m charge relating to the disposal of intellectual property in our Elektron Division. There was a net cash inflow before financing of $2.9m in Q2 2013 compared to an inflow of $32.4m in Q2 2012.

In Q2 2013, cash flows from financing activities were a net outflow of $3.8m compared to an outflow of $10.2m in Q2 2012. The amount of interest paid to debt-holders decreased from $1.6m in Q2 2012 to $1.2m in Q2 2013 due to the lower level of indebtedness. In Q2 2012, we also repaid $8.6m of the outstanding revolving credit facility. In Q2 2013, we paid a quarterly dividend of $2.7m (Q2 2012: nil). Total cash flow movements were a net outflow of $0.9m in Q2 2013 compared to an inflow of $22.2m in Q2 2012.

Luxfer Group had $37.0m of cash and cash equivalents as at June 30, 2013, compared to an equivalent figure of $32.9m as at June 30, 2012. As at June 30, 2013, net debt had been reduced to $26.6m from $75.0m as at June 30, 2012.

Six-Month Period - Ended 30 June 2013

On an IFRS reported basis, revenues for the six-month period were $245.4m compared to $267.1m for the same period of 2012. The decrease reflects reduced surcharges on rare earths. Net revenue (excluding rare earth surcharges) for the six-month period was $239.6m for 2013, $3.4m higher compared to the equivalent period in 2012 ($236.2m).  Adjusting for an adverse translation impact of $2.5m, underlying revenue increased $5.9m or 2.5% in 2013 compared to 2012.  This related to increased sales of large composite cylinders for CNG containment, along with strong sales demand for composite SCBA cylinders, which offset weaker demand in other sectors, mainly in European markets, in both Elektron and Gas Cylinders divisions.

Trading profit for the six-month period was $30.2m compared to $36.1m for 2012, down 16.3%. Though overall net revenue was up, the switch in the sales mix from Elektron to Gas Cylinders had an adverse profit impact, with the fall in Elektron’s sales having a greater profit impact due to the higher operating margins of the Elektron Division. Elektron Division’s trading profit of $20.2m was down 29.6%, and Gas Cylinders Division’s trading profit of $10.0m was up 35.1%. Operating profit for the six-month period was $29.6m compared to $36.1m for the same period in 2012, operating profit being after restructuring costs and one-off items, such as a charge under IFRS 2 related to share options granted at the time of the IPO, where the cost is spread over the vesting period.  There were no such charges in the same period of 2012.

4

Profit before tax for the six-month period at $24.9m was $5.7m or 18.6% below the same period in 2012. Net income for the six-month period was $16.9m, down $3.7m from the same period in 2012.

Adjusted net income (as reconciled to net income in Note 4 of this release) for the six-month period was $19.4m, compared to $22.0m for the same period in 2012.

Adjusted EBITDA (reconciliation in Note 4) for the six-month period was $38.5m compared to $43.3m for the same period in 2012. Net cash inflow from operating activities for the six-month period was $16.5m compared to $44.9m for the same period in 2012, after tax, but before investment and financing activities.

Other Corporate matters

Changes in Executive Management Board
Chris Dagger, Managing Director of Luxfer’s Magnesium business, has given notice of his retirement at the end of 2013. David Rix, Managing Director of Luxfer Gas Cylinders Europe for the last nine years, has been appointed as Chris’s replacement and will join the Executive Management Board shortly. Chris will remain on the Executive Management Board during a hand-over period.  Chris has made a huge contribution to the success of Magnesium Elektron over the last fourteen years and has earned great respect both within Luxfer and the wider magnesium industry.

Transfer of ordinary shares to American Depositary Receipts (“ADRs”)

The transfer of ordinary shares into the ADR program is progressing well. As at August 9, 2013 the number of ADRs had increased to 17.6m, which compares to 9.2m at the IPO and represents 65% of the total share capital.

Outlook

As indicated in our report on Q1 2013, two key markets, European automotive and U.S. defense, are currently weak as a result of both destocking and reduced end-market demand. These two markets mainly affect our Elektron Division. It is clear from the trading conditions seen in Q2 2013 that generally European industrial markets are fragile, with reduced end-demand and knock-on margin pressures. We had previously qualified our outlook on the assumption that European demand would show some recovery in the second half of 2013, but this now appears unlikely, and the weaker demand is more widespread than just in the automotive market. With the short lead times typical of our automotive business, it is difficult to predict when the recovery will come.

Thus far in 2013, however, our Gas Cylinders business is seeing substantial growth in demand for our ultra-lightweight composite cylinders. Our new J.V. partnership with a U.S. customer, GTM Technologies, has quickly built up a substantial order book for gas transportation modules to service the rapid growth being seen in the North American CNG market. Composite cylinders for SCBA kits are also stronger, and we expect further growth in the USA as kits sold in the aftermath of 9/11 reach the end of their operating life and need to be replaced. Overall, we expect to make a significant improvement to the revenues and operating profits of our Gas Cylinders Division in 2013.

Strategically, we continue to work on the new opportunities for high-performance magnesium alloys and zirconium powders. We are pleased that the minutes of the recent International Aircraft Materials Fire Test Working Group Committee meeting, now publicly available, said that: “With the results of the Magnesium Full Scale Testing and the progress demonstrated in the development of the lab scale test method the FAA would now allow magnesium in aircraft seats, providing the requirements and conditions as set out in the Special Conditions are satisfied.” This is the decision that we had hoped for, and, while we await sight of the special conditions, work on developing our commercial and technical offering to the aircraft seat manufacturers will now accelerate. It remains unlikely that commercial quantities will be required until well into 2015.

Half Year 2013 trading profit is $5.9m lower than Half Year 2012. Given that European markets seem likely to remain weak for some time, it is now unlikely we will be able to make up this difference in the second half of 2013. Additionally, we now expect further impact from sequestration on military powder sales in the second half of the year. We are forecasting to deliver some improvement in the results over the first half of 2013, with the improvement coming in the Gas Cylinders division, but our estimate would be for a trading profit of $60.5m to $63.5m for 2013, in comparative terms down $5m to $8m on 2012, albeit on higher sales revenues. This would mean the second half of 2013 would be up to $3m (c10%) higher than the first half of 2013 and $2m down to $1m higher than the second half of 2012. The phasing of this improvement is expected to be skewed to the final quarter of the year, and it assumes a stable USD to pound sterling exchange rate averaging $1.55.

Looking further ahead, the Board remains positive about the ability of our business to grow profits and cash flow, especially as more of our strategic growth projects reach market in 2014-2015 and beyond.  With approximately $11m of capital expenditure now approved by the Board for expansion of capacity, a significant level of investment is now being made to support the growth being seen in demand for our ultra-lightweight composite cylinders. While some of the earlier investments will benefit the second half of 2013, most of the incremental capacity will come on-stream during the first half of 2014.

5

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012 (Unaudited)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2013	2012	2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	123.0	125.7	245.4	267.1
Cost of sales	(92.5)	(94.2)	(186.6)	(201.9)
Gross profit	30.5	31.5	58.8	65.2

Distribution costs	(1.5)	(1.7)	(3.1)	(3.4)
Administrative expenses	(13.8)	(11.9)	(25.6)	(25.7)
Share of results of joint venture	0.1	-	0.1	-

TRADING PROFIT	15.3	17.9	30.2	36.1
Restructuring and other income (expense)	(0.2)	-	(0.6)	-

OPERATING PROFIT	15.1	17.9	29.6	36.1
Acquisitions and disposals	-	(0.1)	-	(0.1)
Finance income
Interest received	0.1	-	0.1	-
Finance costs
Interest costs	(1.5)	(1.9)	(3.0)	(3.6)
IAS 19 – retirement benefits (non-cash) finance charge	(0.9)	(0.9)	(1.8)	(1.8)

PROFIT ON OPERATIONS BEFORE TAXATION	12.8	15.0	24.9	30.6
Tax expense	(4.2)	(4.8)	(8.0)	(10.0)

NET INCOME FOR THE PERIOD	8.6	10.2	16.9	20.6

Attributable to:
Equity shareholders	8.6	10.2	16.9	20.6

NET INCOME FOR THE PERIOD	8.6	10.2	16.9	20.6
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9	1.8	1.8
Acquisitions and disposals	-	0.1	-	0.1
Restructuring and other (income) expense	0.2	-	0.6	-
Other share based compensation charge	0.6	-	0.7	-
Tax thereon	(0.3)	(0.3)	(0.6)	(0.5)
ADJUSTED NET INCOME	10.0	10.9	19.4	22.0

6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012 (Unaudited)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2013	2012	2013	2012
		Restated under IAS 19 Revised	Restated under IAS 19 Revised
	$M	$M	$M	$M
Net income for the period	8.6	10.2	16.9	20.6

Other comprehensive income movements:
Exchange differences on translation of foreign operations	0.3	(2.5)	(6.0)	(0.6)

Fair value movements in cash flow hedges	(3.6)	(1.0)	(3.0)	(1.4)
Transfers to income statement on cash flow hedges	0.4	(0.4)	(0.4)	0.3
Deferred tax on cash flow hedges	0.8	0.3	0.8	0.3
Hedge accounting income adjustments	(2.4)	(1.1)	(2.6)	(0.8)

Total other comprehensive income that may be reclassified to the income statement	(2.1)	(3.6)	(8.6)	(1.4)

Actuarial changes on defined benefit retirement plans	6.3	(17.0)	17.3	(3.1)
Deferred tax on items taken to other comprehensive income	(2.1)	4.9	(5.5)	0.3
Retirement benefit changes (not to be reclassified)	4.2	(12.1)	11.8	(2.8)
Total other comprehensive income movements for the period	2.1	(15.7)	3.2	(4.2)
Total comprehensive income for the period	10.7	(5.5)	20.1	16.4

Attributed to:
Equity shareholders	10.7	(5.5)	20.1	16.4

7

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2013 AND 2012 AND DECEMBER 31, 2012 (Unaudited)

	June 30,	June 30,	December 31,
	2013	2012	2012
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	126.1	112.4	129.6
Intangible assets	35.9	37.2	38.4
Investments	3.4	0.9	0.8
Deferred tax assets	16.6	20.9	21.6
	182.0	171.4	190.4
Current assets
Inventories	83.9	82.8	83.8
Trade and other receivables	72.2	66.7	74.4
Income tax receivable	0.5	-	1.7
Cash and short term deposits	37.0	32.9	40.2
	193.6	182.4	200.1
TOTAL ASSETS	375.6	353.8	390.5
EQUITY AND LIABILITIES
Capital and reserves attributable to the Group’s equity holders
Ordinary share capital	25.3	19.6	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	55.6	-	55.6
Retained earnings	301.9	277.2	278.6
Own shares held by ESOP	(0.5)	(0.6)	(0.5)
Other capital reserves	1.8	-	0.8
Hedging reserve	(2.2)	(0.1)	0.4
Translation reserve	(34.5)	(32.0)	(28.5)
Merger reserve	(333.8)	(333.8)	(333.8)
Equity attributable to the equity holders of the parent	164.5	81.2	148.8
Total equity	164.5	81.2	148.8

Non-current liabilities
Bank and other loans	63.6	104.8	63.5
Retirement benefits	71.8	83.2	96.7
Deferred Tax liability	2.9	-	-
Provisions	2.4	2.7	2.8
	140.7	190.7	163.0
Current liabilities
Bank and other loans	-	3.1	-
Trade and other payables	68.0	73.4	73.7
Current income tax liabilities	0.7	3.2	3.1
Provisions	1.7	2.2	1.9
	70.4	81.9	78.7
Total liabilities	211.1	272.6	241.7
TOTAL EQUITY AND LIABILITIES	375.6	353.8	390.5

8

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012 (Unaudited)

		For the three-monthmonth periods ended June 30,	For the six-month periods ended June 30,

	2013	2012	2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	8.6	10.2	16.9	20.6
Adjustments to reconcile net profit for the period to net cash from operating activities:
Income taxes	3.4	4.2	6.1	7.4
Deferred income taxes	0.8	0.6	1.9	2.6
Depreciation and amortization	3.9	3.5	7.6	7.2
Share based compensation charges	0.7	-	1.0	-
Acquisition and disposal costs	-	0.1	-	0.1
Share of profit of Joint Venture	(0.1)	-	(0.1)	-
Net interest costs	1.4	1.9	2.9	3.6
IAS 19 finance charge	0.9	0.9	1.8	1.8
Changes in operating assets and liabilities:
Decrease/(increase) in receivables	2.3	15.1	(0.4)	(1.8)
(Increase)/decrease in inventories	(1.7)	5.4	(2.0)	18.2
Decrease in payables	(4.1)	(1.2)	(7.9)	(6.6)
Movement in retirement benefit obligations	(2.7)	(2.2)	(4.3)	(4.9)
Decrease in provisions	(0.1)	(0.1)	(0.4)	(0.1)
Income tax paid	(6.4)	(3.1)	(6.6)	(3.2)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	6.9	35.3	16.5	44.9
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4.0)	(2.7)	(7.9)	(5.8)
Investment in joint ventures	-	-	(2.5)	(0.4)
Proceeds from sale of business (net of costs)	-	-	-	0.8
Disposal costs of intellectual property	-	(0.2)	-	(0.2)
NET CASH USED IN INVESTING ACTIVITIES	(4.0)	(2.9)	(10.4)	(5.6)
NET CASH FLOW BEFORE FINANCING	2.9	32.4	6.1	39.3
FINANCING ACTIVITIES
Interest paid on banking facilities	(0.2)	(0.5)	(0.4)	(1.0)
Interest paid on Loan Notes due 2018	(1.0)	(1.1)	(2.0)	(2.1)
Dividends paid	(2.7)	-	(5.4)	-
IPO share issue costs	-	-	(0.3)	-
Other interest received	0.1	-	0.1	-
Repayment on banking facilities and other loans	-	(8.6)	-	(25.6)
NET CASH FLOWS USED IN FINANCING ACTIVITIES	(3.8)	(10.2)	(8.0)	(28.7)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(0.9)	22.2	(1.9)	10.6
Net (decrease)/increase in cash and cash equivalents	(0.9)	22.2	(1.9)	10.6
Net foreign exchange differences	0.9	(0.2)	(1.3)	0.1
Cash and cash equivalents at beginning of period	37.0	10.9	40.2	22.2
Cash and cash equivalents at end of period	37.0	32.9	37.0	32.9

9

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:
	Three month period ended June 30, 2013				Three month period ended June 30, 2012 Restated under IAS 19 Revised
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	64.8	58.3	-	123.1	57.0	68.7	-	125.7
Inter-segment sales	-	(0.1)	-	(0.1)	-	-	-	-
Sales to external customers	64.8	58.2	-	123.0	57.0	68.7	-	125.7
Result
Trading profit	4.8	10.5	-	15.3	3.3	14.6	-	17.9
Restructuring and other income (expense)	(0.1)	-	(0.1)	(0.2)	-	-	-	-
Operating profit	4.7	10.5	(0.1)	15.1	3.3	14.6	-	17.9
Acquisitions and disposals	-	-	-	-	-	(0.1)	-	(0.1)
Net interest costs	-	-	(1.4)	(1.4)	-	-	(1.9)	(1.9)
IAS 19 finance charge	-	-	(0.9)	(0.9)	-	-	(0.9)	(0.9)
Profit before tax	4.7	10.5	(2.4)	12.8	3.3	14.5	(2.8)	15.0
Tax expense				(4.2)				(4.8)
Net income for the period				8.6				10.2
Other segment information
Segment assets	165.5	146.7	63.4	375.6	140.8	153.4	59.6	353.8
Segment liabilities	(37.7)	(23.1)	(150.3)	(211.1)	(36.4)	(33.0)	(203.2)	(272.6)
Net assets/(liabilities)	127.8	123.6	(86.9)	164.5	104.4	120.4	(143.6)	81.2
Capital expenditure: Property, plant and equipment	2.2	2.1	-	4.3	1.5	1.5	-	3.0
Capital expenditure: Intangible assets	-	-	-	-	-	-	-	-
Depreciation and amortization	1.7	2.2	-	3.9	1.5	2.0	-	3.5

	Six-month period ended June 30, 2013				Six-month period ended June 30, 2012 Restated under IAS 19 Revised
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	133.2	112.6	-	245.8	118.1	149.0	-	267.1
Inter-segment sales	-	(0.4)	-	(0.4)	-	-	-	-
Sales to external customers	133.2	112.2	-	245.4	118.1	149.0	-	267.1
Result
Trading profit	10.0	20.2	-	30.2	7.4	28.7	-	36.1
Restructuring and other income (expense)	(0.3)	-	(0.3)	(0.6)	-	-	-	-
Operating profit	9.7	20.2	(0.3)	29.6	7.4	28.7	-	36.1
Acquisitions and disposals	-	-	-	-	-	(0.1)	-	(0.1)
Net interest costs	-	-	(2.9)	(2.9)	-	-	(3.6)	(3.6)
IAS 19 finance charge	-	-	(1.8)	(1.8)	-	-	(1.8)	(1.8)
Profit before tax	9.7	20.2	(5.0)	24.9	7.4	28.6	(5.4)	30.6
Tax expense				(8.0)				(10.0)
Net income for the period				16.9				20.6
Other segment information
Segment assets	165.5	146.7	63.4	375.6	140.8	153.4	59.6	353.8
Segment liabilities	(37.7)	(23.1)	(150.3)	(211.1)	(36.4)	(33.0)	(203.2)	(272.6)
Net assets/(liabilities)	127.8	123.6	(86.9)	164.5	104.4	120.4	(143.6)	81.2
Capital expenditure: Property, plant and equipment	4.0	3.5	-	7.5	2.3	3.0	-	5.3
Capital expenditure: Intangible assets	-	-	-	-	-	-	-	-
Depreciation and amortization	3.4	4.2	-	7.6	3.1	4.1	-	7.2

10

2. Calculation of net debt

	For the three-month periods ended June 30,		For the six-month periods ended June 30,

	2013	2012	2013	2012
		Restated under IAS 19 Revised		Restated under IAS 19 Revised
Net debt is represented by:	$M	$M	$M	$M
Non-current bank and other loans	(63.6)	(104.8)	(63.6)	(104.8)
Current bank and other loans	-	(3.1)	-	(3.1)
Less:
Cash and short term deposits	37.0	32.9	37.0	32.9
Net debt at the end of the period	(26.6)	(75.0)	(26.6)	(75.0)

3. Other income (expense) items

a)	Restructuring and other income (expense)
	For the three-month		For the six-month
	periods ended June 30,		periods ended June 30,
	2013	2012	2013	2012
		Restated under IAS 19 Revised	Restated under IAS 19 Revised
	$M	$M	$M	$M
Charged to Operating profit:
Rationalization of operations	0.1	-	0.3	-
I.P.O. related share based compensation charge	0.1	-	0.3	-
	0.2	-	0.6	-

b)	Acquisitions and disposals
	For the three-month periods ended June 30,		For the six-month periods ended June 30,

	2013	2012	2013	2012
	Restated under IAS 19 Revised			Restated under IAS 19 Revised
	$M	$M	$M	$M
Charged to Non-operating profit:
Disposal costs of intellectual property	-	0.1	-	0.1
	-	0.1	-	0.1

Rationalization of operations

For the three-month period and six-month period ended June 30, 2013, $0.1 million and $0.3 million of costs respectively have been incurred in relation to rationalization costs in our Gas Cylinders Division.

I.P.O related share based compensation charge

For the three-month period and six-month period ended June 30, 2013, a charge of $0.1 million and $0.3 million respectively was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.

Disposal costs of intellectual property

For the three-month period and six-month period ended June 30, 2012, the Elektron Division incurred costs of $0.1 million in relation to the sale process of intellectual property in the United States acquired as part of the 2007 acquisition of Revere Graphics.

11

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	For the three-month		For the six-month
	periods ended June 30,		periods ended June 30,
	2013	2012	2013	2012
	Restated under IAS 19 Revised		Restated under IAS 19 Revised
	$M	$M	$M	$M
Net income for the period	8.6	10.2	16.9	20.6
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9	1.8	1.8
Acquisitions and disposals	-	0.1	-	0.1
Restructuring and other (income) expense	0.2	-	0.6	-
Other share based compensation charge	0.6	-	0.7	-
Tax thereon	(0.3)	(0.3)	(0.6)	(0.5)
Adjusted net income	10.0	10.9	19.4	22.0

Add back: Tax thereon	0.3	0.3	0.6	0.5
Tax expense	4.2	4.8	8.0	10.0
Interest costs (net)	1.4	1.9	2.9	3.6
Depreciation and amortization	3.9	3.5	7.6	7.2
Adjusted EBITDA	19.8	21.4	38.5	43.3

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

12

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial period has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £1 ordinary shares are not traded on any recognized stock exchange. The Depositary for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

The earnings per ADS has been calculated to reflect the fact that this instrument was only created and in issue from October 3, 2012. The weighted average methodology used to calculate the number of ordinary shares for the Q2 2012 EPS on the £1 shares does not include an adjustment for the increase in the share capital of the Group from the IPO at October 3, 2012.

The Group therefore reports earnings per ordinary share and also earnings per ADS to enable both sets of equity holders to understand the Group’s earnings as a proportion of their equity investment held.

It should be noted that all EPS measures for prior periods have been restated for the application of IAS 19 Revised due to the impact of the accounting standard on the Group’s net income.

	For the three-month		For the six-month
	periods ended June 30,		periods ended June 30,
	2013	2012	2013	2012
	Restated under IAS 19 Revised			Restated under IAS 19 Revised
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	8.6	10.2	16.9	20.6
Adjusted earnings:
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9	1.8	1.8
Acquisitions and disposals	-	0.1	-	0.1
Restructuring and other (income) expense	0.2	-	0.6	-
Other share based compensation charge	0.6	-	0.7	-
Tax thereon	(0.3)	(0.3)	(0.6)	(0.5)
Adjusted earnings	10.0	10.9	19.4	22.0

Weighted average number of £1 ordinary shares:
For basic earnings per share	13,406,326	9,885,526	13,406,863	9,885,526
Exercise of share options	627,738	95,804	600,600	95,804
For diluted earnings per share	14,034,064	9,981,330	14,007,463	9,981,330

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.75	$1.10	$1.45	$2.23
Unadjusted	$0.64	$1.03	$1.26	$2.08
Diluted
Adjusted	$0.71	$1.09	$1.38	$2.20
Unadjusted	$0.61	$1.02	$1.21	$2.06
Each £1 ordinary share is equal to 2 American Depositary Shares, as listed and quoted on the New York Stock Exchange.
If all £1 ordinary shares were converted to ADSs, the weighted average number of ADSs would be as follows:
For basic earnings per share	26,812,652	19,771,052	26,813,726	19,771,052
For diluted earnings per share	28,068,128	19,962,660	28,014,926	19,962,660

Earnings per American Depositary Share:
Basic
Adjusted	$0.37	$0.55	$0.72	$1.11
Unadjusted	$0.32	$0.52	$0.63	$1.04
Diluted
Adjusted	$0.36	$0.55	$0.69	$1.10
Unadjusted	$0.31	$0.51	$0.60	$1.03

13

6.  IAS 19 Employee Benefits Revised

Under the revised standard, the charge to the income statement in relation to defined benefit costs has changed, with only current-period service costs and administrative expenses being charged to operating profit and a finance expense calculated on the outstanding accounting deficit being charged to finance costs. The revised standard has not led to changes on the balance sheet or the deficit, so movements in the income statement have equal and opposite movements in Other Comprehensive Income.

The following table summarizes the impact of the revision to the standard to the income statement for the six-month period ended June 30, 2012.

	Previously published information	Restated under IAS 19 Revised
	Six-month period ended	Six-month period ended
	June 30, 2012	June 30, 2012
	$M	$M
OPERATING PROFIT	36.3	36.1
Other income (expense):
Acquisition and disposal costs	(0.1)	(0.1)
Finance costs:
Interest costs	(3.6)	(3.6)
IAS 19 – retirement benefits (non-cash) finance charge	-	(1.8)

PROFIT BEFORE TAXATION	32.6	30.6
Tax expense	(10.6)	(10.0)

NET INCOME FOR THE PERIOD	22.0	20.6
Attributable to:
Equity shareholders	22.0	20.6

Based on the above table, the IAS 19 Revised impact can be summarized as follows:
Six-month period ended
June 30, 2012
$M
Reduction in:
Operating profit	(0.2)
Profit on operations before taxation	(2.0)
Net income	(1.4)

7. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at June 30, 2013.

The discount rate for the U.K. plan has increased by 0.2% per annum from 4.4% at December 31, 2012 to 4.6% at June 30, 2013. Long-term inflation expectations have increased by 0.4% per annum from 3.0% at December 31, 2012 to 3.4% at June 30, 2013. The combined effect of the changes has been to reduce the projected benefit obligation by approximately $1 million relative to that expected. There have also been better-than-expected returns on U.K. plan assets, which combined with the change in the projected benefit obligation and the reduction in the value of sterling has led to the deficit on the U.K. plan decreasing by approximately $15.5 million.

In the United States, the discount rate has increased by 0.7% from 4.2% at December 31, 2012 to 4.9% at June 30, 2013. This has decreased the projected benefit obligation by approximately $7 million relative to that expected. There were better-than-expected returns on U.S. plan assets, which combined with the change in the projected benefit obligation has led to the deficit on the U.S. plan decreasing by approximately $9.5 million.

14

7. Retirement benefits (continued)

The movement in the pension liability is shown below:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,

	2013	2012	2013	2012
	Restated under IAS 19 Revised		Restated under IAS 19 Revised
	$M	$M	$M	$M
Opening balance	79.8	68.5	96.7	82.4
Charged to the Income Statement	2.4	2.4	5.1	4.9
Cash contributions	(4.2)	(3.7)	(7.6)	(8.0)
(Credited)/charged to the Statement of Comprehensive Income	(6.3)	17.0	(17.3)	3.1
Exchange adjustments	0.1	(1.0)	(5.1)	0.8
Closing balance	71.8	83.2	71.8	83.2

8. Dividends paid and proposed
		For the three-month periods ended June 30,	For the six-month periods ended June 30,
	2013	2012	2013	2012
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 6, 2013 ($0.20 per ordinary share)	-	-	2.7	-
Interim dividend paid May 7, 2013 ($0.20 per ordinary share)	2.7	-	2.7	-
	2.7	-	5.4	-

		For the three-month periods ended June 30,	For the six-month periods ended June 30,
	2013	2012	2013	2012
	$M	$M	$M	$M
Dividends proposed and paid after June 30
(not recognized as a liability as at June 30):
Interim dividend paid August 7, 2013 ($0.20 per ordinary share)	2.7	-	2.7	-
	2.7	-	2.7	-

9. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (“LTIP”) and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (“Director EIP”)

In the first quarter of 2013, 306,200 Restricted Stock Units and Options over ADSs equivalent to 153,100 ordinary shares, were granted under the LTIP. In March 2013, 1,924 ADS Restricted Stock, equivalent to 962 ordinary shares, were granted and issued under the Director EIP, and 2,000 Options over ADSs, equivalent to 1,000 ordinary shares, lapsed under the LTIP. In June 2013, 9,252 ADS Restricted Stock Units, equivalent to 4,626 ordinary shares, were granted under the Director EIP.

The total fair value of the awards amounts to $2.3 million, of which $1.3 million will be charged in the year ending December 31, 2013.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: August 12, 2013
By:     /s/ Linda Seddon
Linda Seddon
Authorized Signatory for and on behalf of Luxfer Holdings PLC